Mail Stop 4561
Via Fax (5411) 5352 8049

June 29, 2009

Hernán Kazah
Executive VP and Chief Financial Officer
MercadoLibre, Inc.
Tronador 4890, 8th Floor
Buenos Aires, C1430DNN, Argentina

> **Re: MercadoLibre, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Forms 8-K filed on February 24, 2009 and May 6, 2009**
> **File No. 001-33647**

Dear Mr. Kazah:

We have reviewed your response letter dated June 11, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 28, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We note that your counsel, on behalf of the Company, provided the acknowledgments we requested in our letter dated May 28, 2009. Please note that the representations should come directly from the company. In your next response, please provide the representations directly from the company.

Note 2. Summary of Significant Accounting Polices

Income and Asset Taxes, page F-17

2.   Your response to prior comment 7 indicates that you have not provided the required disclosures because you would have pursued an alternative tax planning strategy had the tax holiday not been in place. Although we understand that you may be able to implement these strategies, the disclosures in SAB Topic 11.C are required disclosures. Please confirm that in future filings you will provide the disclosures required by SAB Topic 11.C.

Note 17. Long Term Retention Plan, page F-50

3.   We note from your response to prior comment 10 that you do not believe paragraphs A240(b)(2), (c)(2), and (d) of SFAS 123(R) are applicable because the Company did not grant options. However, since the shares issued in connection with your long-term retention plan were not vested at their grant date, it appears that such paragraphs are applicable. In this regard, paragraphs A240(b), (c)(2), and (d) make reference to share units and paragraph A240(b)(2) makes reference to shares of nonvested stock. Therefore, tell us how you considered disclosing the information in these paragraphs or explain to us further why you do not believe they are applicable.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief